UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Duck Creek Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

264120 106

(CUSIP Number)

Mark Babbe

Disco (Guernsey) Holdings L.P. Inc.

PO Box 656, East Wing, Trafalgar Court

Les Banques

St Peter Port, Guernsey GY1 3PP

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Disco (Guernsey) Holdings L.P. Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 52,678,254 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 31,606,952 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,678,254 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.2% (1) (see item 5)
14	Type of Reporting Person PN

(1)	Based on 131,024,672 Common Stock of the Issuer issued and outstanding as of January 22, 2021.

1	Names of Reporting Persons Disco (Guernsey) GP Co. Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 52,678,254 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 31,606,952 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,678,254 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.2% (1) (see item 5)
14	Type of Reporting Person OO

(1)	Based on 131,024,672Common Stock of the Issuer issued and outstanding as of January 22, 2021.

1	Names of Reporting Persons Apax VIII GP Co. Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 52,678,254 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 31,606,952 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,678,254 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.2% (1) (see item 5)
14	Type of Reporting Person OO

(2)	Based on 131,024,672 Common Stock of the Issuer issued and outstanding as of January 22, 2021.

This Amendment No. 2 (the “Amendment”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 (the “Amended Schedule 13D,” and as amended and supplemented by this Amendment, the “Schedule 13D”) related to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Amended Schedule 13D.

Item 2.	Identity and Background

This Amendment amends and restates Schedule A of the Amended Schedule 13D in its entirety. The attached revised Schedule A sets forth the name, citizenship, present principal occupation or employment and business address of each director and executive officer of Disco GP and Apax VIII.

Item 5.	Interest in Securities of the Issuer

This Amendment amends and restates the second and third paragraphs of Item 5(a)-(b) of the Original Schedule 13D in their entirety as set forth below:

Disco Holdings and Accenture (as defined below), as parties to the Stockholders Agreement (as defined below), may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Act. Accordingly, such group collectively may beneficially own 40.2% of the 131,024,672 shares of Common Stock outstanding.

Disco GP, as the general partner of Disco Holdings, and Apax VIII, as the majority shareholder of Disco GP, may be deemed to beneficially own and share the power to vote the 52,678,254 shares of Common Stock, which represents 40.2% of the 131,024,672 shares of Common Stock outstanding.

This Amendment amends and restates the second and third paragraphs of Item 5(c) of the Original Schedule 13D in their entirety as set forth below:

(c) Except as disclosed in Item 6 of this Schedule 13D (which are incorporated herein by reference), none of the Reporting Persons nor, to its knowledge any person listed on Schedule A, effected any transaction in the Common Stock in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment amends and restates the second paragraph under the subheading “Stockholders Agreement” in Item 6 in its entirety as set forth below:

January 2021 Registered Offering

Pursuant to the underwriting agreement, dated as of January 28, 2021 (the “January 2021 Underwriting Agreement”), among the Issuer, Accenture LLP, Disco Holdings and J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and BofA Securities, Inc., as representatives of the several underwriters listed in Schedule 1 thereto, Disco Holdings agreed to sell 5,346,000 shares of Common Stock at a price of $44.39 per share and grant a 30-day option to purchase up to an additional 810,000 shares of Common Stock at such price. On January 29, 2021, the underwriters party to the January 2021 Underwriting Agreement exercised such option, and the entire offering closed on February 2, 2021. As part of this offering, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC agreed to release the transfer restrictions set forth in the Lock-up Agreement, dated as of August 7, 2020, with Disco Holdings with respect to the shares 6,156,000 sold (the “January 2021 Lock-up Releases”).

In connection with the January 2021 Underwriting Agreement, Disco Holdings entered into a new lock-up agreement (the “ 2021 Lock-up Agreement”), with the IPO underwriters pursuant to which Disco Holdings, subject to certain exceptions, for a period of 60 days after the date of the final prospectus related to the January 2021 offering may not, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, or publicly disclose the intention to undertake any of the foregoing.

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The following are filed as exhibits to this Schedule 13D: the January 2021 Lock-up Releases as Exhibits 7 and 8, the January 2021 Underwriting Agreement as Exhibit 9 and the January 2021 Lock-up Agreement as Exhibit 10.

In addition, this Amendment adds the text set forth below immediately prior to the last paragraph in Item 6:

The descriptions of the Registration Rights Agreement, the Stockholders Agreement, the Lock-Up Agreement, the IPO Lock-up Release, the November 2020 Underwriting Agreement, the 2021 IPO Lock-up Releases, the January 2021 Underwriting Agreement and the January 2021 Lock-up Agreement in this Item 6 of this Schedule 13D are summaries only and are qualified in their entireties by the actual terms of each such agreement, which is incorporated herein by reference.

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Item 7.	Material to be Filed as Exhibits

This Amendment amends and supplements Item 7 of the Original Schedule 13D by adding the following:

The following documents are filed as exhibits:

Exhibit No.	Description

7	Lock-up Release, dated as of January 26, 2021, executed by Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters for the IPO.

8	Lock-up Release, dated as of January 28, 2021, executed by Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters for the IPO.

9	Underwriting Agreement, dated as of January 28, 2021, among the Issuer, Accenture LLP, Disco Holdings and J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and BofA Securities, Inc., as representatives of the several underwriters listed in Schedule 1 thereto.

10	Lock-up Agreement, dated as of January 26, 2021, entered into by and between Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters for the January 2021 offering, and Accenture LLP and Accenture Holdings BV.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021	Disco (Guernsey) Holdings L.P. Inc.

By: Disco (Guernsey) GP Co. Limited, its general partner

/s/ Mark Babbe
Name: Mark Babbe
Title: Authorized Signatory

Disco (Guernsey) GP Co. Limited

/s/ Mark Babbe
Name: Mark Babbe
Title: Authorized Signatory

Apax VIII GP Co. Limited

/s/ Mark Despres
Name: Mark Despres
Title: Authorized Signatory of Apax Partners Guernsey Limited, the Company Secretary of Apax VIII GP Co. Limited

[Signature Page to Schedule 13D]

SCHEDULE A

Disco (Guernsey) GP Co. Limited
Name	Business Address	Principal Occupation or Employment	Citizenship
Members of Board of Directors

Mark Babbe	PO Box 656, East Wing, Trafalgar Court, Les Banques, St Peter Port Guernsey GY1 3PP	Accountant	British

Gordon Purvis	PO Box 656, East Wing, Trafalgar Court, Les Banques, St Peter Port Guernsey GY1 3PP	Accountant	British

Dieudonne Sebahunde	1-3, Boulevard del Foire L-1528 Luxembourg	Accountant	Belgian

A-1

Apax VIII GP Co. Limited
Name	Business Address	Principal Occupation or Employment	Citizenship

Members of Board of Directors

David Staples	Third Floor, Royal Bank Place, 1 Glategny Esplanade St. Peter Port, Guernsey, GY1 2HJ	Non-Executive Director	British

Martin Halusa	Third Floor, Royal Bank Place, 1 Glategny Esplanade St. Peter Port, Guernsey, GY1 2HJ	Non-Executive Director	Austrian

Paul Meader	Third Floor, Royal Bank Place, 1 Glategny Esplanade St. Peter Port, Guernsey, GY1 2HJ	Non-Executive Director	British

Corporate Executive Fund Team

Andrew Guille	Third Floor, Royal Bank Place, 1 Glategny Esplanade St. Peter Port, Guernsey, GY1 2HJ	Investment Fund Professional	British

Simon Cresswell	Third Floor, Royal Bank Place, 1 Glategny Esplanade St. Peter Port, Guernsey, GY1 2HJ	General Counsel	Australian

A-2